                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                              BARGO ENERGY COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   067587 10 5
                                 (CUSIP NUMBER)

                                 BRIAN D. YOUNG
                               EOS PARTNERS, L.P.
                           320 PARK AVENUE, 22ND FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 832-5807
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 14, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 067587 10 5             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Eos Partners, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization    Eos Partners, L.P. ("Eos Partners")
                                             is a limited partnership organized
                                             under the laws of the State of
                                             Delaware
--------------------------------------------------------------------------------
     Number of          (7)  Sole Voting Power                           328,619
     Shares Bene-       --------------------------------------------------------
     ficially           (8)  Shared Voting Power                               0
     Owned by           --------------------------------------------------------
     Each               (9)  Sole Dispositive Power                      328,619
     Reporting          --------------------------------------------------------
     Person With        (10) Shared Dispositive Power                          0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         328,619
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     0.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

CUSIP NO. 067587 10 5             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     EOS PARTNERS SBIC, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization    Eos Partners, SBIC, L.P. ("Eos
                                             SBIC") is a limited partnership
                                             organized under the laws of the
                                             State of Delaware
--------------------------------------------------------------------------------
     Number of          (7)  Sole Voting Power                         3,417,633
     Shares Bene-       --------------------------------------------------------
     ficially           (8)  Shared Voting Power                               0
     Owned by           --------------------------------------------------------
     Each               (9)  Sole Dispositive Power                    3,417,633
     Reporting          --------------------------------------------------------
     Person With        (10) Shared Dispositive Power                          0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      3,417,633
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     3.7%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

CUSIP NO. 067587 10 5             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     EOS PARTNERS SBIC II, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization    Eos Partners SBIC II, L.P. ("Eos
                                             SBIC II") is a limited partnership
                                             organized under the laws of the
                                             State of Delaware
--------------------------------------------------------------------------------
     Number of          (7)  Sole Voting Power                           635,329
     Shares Bene-       --------------------------------------------------------
     ficially           (8)  Shared Voting Power                               0
     Owned by           --------------------------------------------------------
     Each               (9)  Sole Dispositive Power                      635,329
     Reporting          --------------------------------------------------------
     Person With        (10) Shared Dispositive Power                          0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         635,329
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                          [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            0.7%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Bargo Energy Company, a Texas corporation and successor by merger to Future Petroleum Corporation, a Utah corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 700 Louisiana, Suite 3700, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (c)

     The principal business of Eos Partners, L.P., a Delaware limited partnership ("Eos Partners"), is investments. The general partners of Eos Partners are Steven M. Friedman and Brian D. Young, and their principal occupation is serving as the general partners of Eos Partners. The executive offices of Eos Partners and Messrs. Young and Friedman are located at 320 Park Avenue, 22nd Floor, New York, New York 10022.

     Eos Partners SBIC, L.P. ("Eos SBIC") is a Delaware limited partnership with its principal executive offices at 320 Park Avenue, 22nd Floor, New York, New York 10022. The principal business of Eos SBIC is investments. Eos SBIC, Inc. is the ultimate general partner of Eos SBIC.

     The principal business of Eos SBIC, Inc., a Delaware corporation ("Eos SBIC GP"), is serving as the ultimate general partner of Eos SBIC. The principal executive offices of Eos SBIC GP are at 320 Park Avenue, 22nd Floor, New York, New York 10022. The name, business address and present principal occupation or employment of each of the executive officers and directors of Eos SBIC GP, are set forth below:


            Name and                  Capacity in Which             Principal
        Business Address              Serves Eos SBIC GP            Occupation
        ----------------              ------------------            ----------

Brian D. Young                     Chairman and Secretary     General Partner of Eos
320 Park Avenue, 22nd Floor                                          Partners
New York, NY 10022

Steven M. Friedman                 President and Treasurer    General Partner of Eos
320 Park Avenue, 22nd Floor                                          Partners
New York, NY 10022


     Eos Partners SBIC II, L.P. ("Eos SBIC II") is a Delaware limited partnership with its principal executive offices at 320 Park Avenue, 22nd Floor, New York, New York 10022. The principal business of Eos SBIC II is investments. Eos SBIC II, Inc. is the ultimate general partner of Eos SBIC II.

     The principal business of Eos SBIC II, Inc., a Delaware corporation ("Eos SBIC II GP"), is serving as the ultimate general partner of Eos SBIC II. The principal executive offices of Eos SBIC II GP are at 320 Park Avenue, 22nd Floor, New York, New York 10022. The name, business address and present principal occupation or employment of each of the executive officers and directors of Eos SBIC II GP, are set forth below:




            Name and                  Capacity in Which             Principal
        Business Address            Serves Eos SBIC II GP           Occupation
        ----------------            ---------------------           ----------

Brian D. Young                     Chairman and Secretary     General Partner of Eos
320 Park Avenue, 22nd Floor                                          Partners
New York, NY 10022

Steven M. Friedman                 President and Treasurer    General Partner of Eos
320 Park Avenue, 22nd Floor                                          Partners
New York, NY 10022


(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Brian D. Young and Steven M. Friedman are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

PURCHASE OF CAPITAL STOCK

     On May 14, 1999, the Issuer closed a transaction pursuant to which it issued and sold to Kayne Anderson Energy Fund, L.P. ("Kayne"), BancAmerica Capital Investors SBIC I, L.P. ("BancAmerica"), Eos Partners, Eos SBIC, Eos SBIC II (collectively, "Eos"), Energy Capital Investment Company PLC, EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., EnCap Energy Capital Fund III, L.P. (collectively, "EnCap") and SGC Partners II LLC ("SGC" and together with Kayne, BancAmerica, Eos and EnCap, the "Investors") shares of a newly created class of preferred stock. Pursuant to a Stock Purchase Agreement among the Issuer and the Investors, five million shares of the Issuer's Cumulative Redeemable Preferred Stock, Series B ("Preferred Stock") were issued in exchange for an aggregate purchase price of $50 million paid by the Investors. As additional consideration, the Issuer issued to the Investors an aggregate of 43,815,810 shares of its Common Stock, representing 40% of the outstanding Common Stock (on a fully diluted basis). If the Issuer redeems all of the outstanding shares of Preferred Stock prior to May 14, 2001, the Investors must sell back, for a total of $100, to the Issuer 12.5% of the shares of Common Stock originally issued to the Investors.

     Dividends on the Preferred Stock equal to 10% per annum are payable quarterly. The dividend rate is subject to increase (but in no event to more than 16%) or decrease (but in no event to less than 10%) based upon the Issuer's ratio of certain assets to liabilities, which is calculated on January 1 and July 1 of each year or at such other time as requested by the Investors. The Preferred Stock may be redeemed at any time by the Issuer and must be redeemed upon the occurrence of certain events, including upon the fifth anniversary of the issue date or upon a change of control. A change of control is deemed to occur upon any merger, reorganization, purchase or sale of more than 50% of the Issuer's voting securities, the sale of substantially all of the assets of the Issuer or at any time Tim Goff ceases to serve as the Issuer's Chief Executive Officer. The Issuer is prohibited from taking certain actions, including authorizing, creating or issuing any shares of capital stock, amending the articles of incorporation of the Issuer and authorizing a merger or change of control, without the consent of the holders of a majority of the outstanding shares of Preferred Stock.

SECOND AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

     In connection with the transaction, the Issuer, Bargo Energy Resources, Ltd., TJG Investments, Inc., Bargo Energy Company, Tim J. Goff, Thomas Barrow, James E. Sowell and Bargo Operating Company, Inc. (collectively, the "Bargo Group"), B. Carl Price, Don Wm. Reynolds (Mr. Price and Mr. Reynolds are referred to as the "Price Group"), EnCap Equity 1994 Limited Partnership and the Investors entered into a Second Amended and Restated Shareholders' Agreement (the "New Shareholders' Agreement"), thereby amending the Amended and Restated Shareholders' Agreement formerly in place with the Issuer and certain of its shareholders. Under the New Shareholders' Agreement, the holders of the Preferred Stock have the right, for so long as the Preferred Stock is outstanding and until the occurrence of certain other events, to appoint designated nominees to the Issuer's Board of Directors. Accordingly, as part of these transactions, B. Carl Price, Mary Elizabeth Vanderhider and Kimberley G. Seekely have resigned from the Issuer's Board of Directors. Of the three vacancies on the Board of Directors, one will be filled by a nominee to be named by Kayne, one was filled by a nominee of BancAmerica and one was jointly filled by a nominee of Eos and SGC. Brian D. Young was appointed to serve as the Eos/SGC nominee and J. Travis Hain was appointed to serve as BancAmerica's nominee. The EnCap entities have the right to appoint two nominees to the Board of Directors and the members of the Bargo Group have the right to appoint two nominee to the Board of Directors. The Price Group no longer has the right to appoint nominees to the Board of Directors. The continuing members of Bargo's Board are Tim J. Goff and Thomas D. Barrow (as the Bargo Group nominees) and Gary R. Petersen and D. Martin Phillips (as the EnCap nominees). The New Shareholders' Agreement also sets forth certain rights of first refusal and tag along rights among the parties thereto.

     The provisions of the New Shareholders' Agreement relating to voting and transfer of Common Stock may be deemed to form a group composed of the parties to the New Shareholders' Agreement.

SECOND AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

     The Issuer, the Investors and EnCap Equity 1994 Limited Partnership also entered into a Second Amendment to Registration Rights Agreement dated May 14, 1999 providing for registration rights under an existing Registration Rights Agreement among the Issuer and certain of the EnCap entities. The Registration Rights Agreement, as amended, provides certain demand and piggyback registration rights for the shares of Common Stock issued to the Investors.

AMENDMENT TO ISSUER'S BY-LAWS

     In connection with the transaction, the Issuer amended its Bylaws to provide that for so long as each of (i) EOS and SGC (jointly), (ii) Kayne, (iii) BancAmerica, (iv) EnCap and (v) the Bargo Group (each, a "Nominee Group") is entitled to nominate one or more persons to the Board of Directors of the Issuer as provided in the New Shareholders' Agreement, no act shall be deemed to be an act of the Board of Directors or to be authorized and approved by the Board of Directors without the approval of at least three directors that are nominated by at least three separate Nominee Groups. In addition, Article VIII of the Bylaws providing certain voting rights to the nominee of the Bargo Group, was deleted.


ITEM 4.     PURPOSE OF TRANSACTION.

     The reporting persons hold an ownership position in the Issuer in order to be able to influence the business and management of the Issuer. Such reporting persons, through their nominee on the Board of Directors, intend to actively participate in the business and management of the Issuer. Under the New Shareholders' Agreement, the Investors collectively have the ability to control the Issuer with respect to the election of directors.

     The reporting persons intend to monitor and evaluate their investment in the Issuer in light of pertinent factors, including oil and gas prices, market conditions, the Issuer's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. The reporting persons may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain their current investment or dispose of some or all of the Common Stock.

     Except as set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the reporting persons and the other parties to the New Shareholders' Agreement and their officers, directors, partners and control persons ("Related Parties"), other than those Related Parties that own no shares of Common Stock or securities convertible into or exerciseable for shares of Common Stock. All percentages are based on 48,357,784 shares of Common Stock issued and outstanding on May 14, 1999, as represented by the Issuer in the Stock Purchase Agreement dated May 14, 1999 among Bargo and the Investors, plus the 43,815,810 shares of Common Stock issued to the Investors on May 14, 1999.


                                           SHARES OUTSTANDING       DERIVATIVE SECURITIES                  TOTAL
                                      --------------------------  --------------------------  -------------------------------

               NAME                       SOLE        SHARED         SOLE         SHARED          NUMBER            %(1)
------------------------------------  -----------  -------------  -----------  -------------  --------------  ---------------

Bargo Energy Company                    --            7,078,333       --            --            7,078,333            7.68%
Bargo Energy Resources, Ltd.            --            4,694,859       --         250,000(2)       4,944,859            5.35%
Bargo Operating Company, Inc.           --            4,954,859       --         250,000(2)       5,204,859            5.63%
Tim J. Goff                            8,406,667     13,288,192       --         250,000(2)      21,944,859           23.74%
TJG Investments, Inc.                   --            1,255,000       --            --            1,255,000            1.36%
Thomas D. Barrow                       8,666,667       --             --            --            8,666,667            9.40%
James E. Sowell                        8,666,666       --             --            --            8,666,666            9.40%
Energy Capital Investment Company PLC   --            4,241,598       --            --            4,241,598            4.60%
EnCap Equity 1994 Limited
Partnership                            2,424,973       --             --            --            2,424,973            2.63%
EnCap Energy Capital Fund III,
L.P.                                   5,583,755       --             --            --            5,583,755            6.06%
EnCap Energy Capital Fund III-B,
L.P.                                   4,222,999       --             --            --            4,222,999            4.58%
BOCP Energy Partners, L.P.              --            1,366,277       --            --            1,366,277            1.48%
EnCap Investments, L.L.C..              --           17,839,602       --            --           17,839,602           19.35%
B. Carl Price                          1,126,869       --             --         613,131(3)       1,740,000            1.88%
Don Wm. Reynolds                         753,362       --             --            --              753,362            0.82%
Kayne                                  8,763,162       --             --            --            8,763,162            9.51%
BancAmerica                           13,144,743       --             --            --           13,144,743           14.26%
SGC Partners II LLC                    4,381,581       --             --            --            4,381,581            4.75%
Eos Partners, L.P.                       328,619       --             --            --              328,619            0.36%
Eos Partners SBIC, L.P.                3,417,633       --             --            --            3,417,633            3.71%
Eos Partners SBIC II, L.P.               635,329       --             --            --              635,329            0.69%

--------------

     (1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

     (2)  Represents warrants to purchase Common Stock.

     (3) Includes 550,000 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 63,131 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following May 14, 1999 under an employment agreement with Bargo. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.33 per share until December 31, 1999. From January 1, 2000 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the year the compensation is earned. The 63,131 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following May 14, 1999 if he converted all of his salary into shares of Common Stock.

     (b) Eos Partners. Eos Partners has the sole power to vote or direct the vote and to dispose or direct the disposition of 328,619 shares of Common Stock. In addition, all shares of Common Stock owned by Eos Partners are subject to the voting and transfer provisions of the New Shareholders' Agreement.

         Eos SBIC. Eos SBIC has the sole power to vote or direct the vote and to dispose or direct the disposition of 3,417,633 shares of Common Stock. In addition, all shares of Common Stock owned by Eos SBIC are subject to the voting and transfer provisions of the New Shareholders' Agreement.

         Eos SBIC II. Eos SBIC II has the sole power to vote or direct the vote and to dispose or direct the disposition of 635,329 shares of Common Stock. In addition, all shares of Common Stock owned by Eos SBIC II are subject to the voting and transfer provisions of the New Shareholders' Agreement.

         Messrs. Friedman and Young. Steven M. Friedman and Brian D. Young may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 328,619 shares of Common Stock owned by Eos Partners (as its general partners). Messrs. Friedman and Young disclaim beneficial ownership of any shares of Common Stock owned by Eos Partners.

         Eos SBIC GP. Eos SBIC GP may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 3,417,633 shares of Common Stock owned by Eos SBIC (as its general partner).

         Eos SBIC II GP. Eos SBIC II GP may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 635,329 shares of Common Stock owned by Eos SBIC II (as its general partner).

         Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or other party listed in Item 2 has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

     (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

     (d) Except as otherwise described herein, no person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by the reporting persons.

     (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

               Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the reporting persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    - Joint Filing Agreement dated May 21, 1999 among Eos Partners,
               Eos SBIC and Eos SBIC II.*

Exhibit 4.1  - Registration Rights Agreement dated August 14, 1998 between
               Future Petroleum Corporation, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 4.2  - Second Amendment to Registration Rights Agreement dated May
               14, 1999 by and among Bargo Energy Company, a Texas corporation, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.*

Exhibit 4.3  - Second Amended and Restated Shareholders' Agreement dated
               May 14, 1999 by and among Bargo Energy Company, a Texas corporation, B. Carl Price, a Texas resident, Don Wm. Reynolds, a Texas resident, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff, Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a Texas corporation, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.*

Exhibit 10.1 - Stock Purchase Agreement dated May 14, 1999 by and among
               Energy Capital Investment Company PLC, an English investment company, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.*

     *         Filed herewith.

     ** Incorporated by reference to Exhibit 4.9 to Schedule 13D/A dated August 14, 1998, as filed regarding the common stock of Future Petroleum Corporation owned by Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and EnCap Investments L.L.C.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 1999                   EOS PARTNERS, L.P.

                                     By: /s/ BRIAN D. YOUNG
                                        ----------------------------------------
                                             Name:  Brian D. Young
                                                  ------------------------------
                                             Title: Chairman
                                                   -----------------------------




Date: May 21, 1999                   EOS PARTNERS SBIC, L.P.
                                     By: Eos SBIC General, L.P., its general
                                         partner
                                     By: Eos SBIC, Inc., its general partner

                                     By: /s/ BRIAN D. YOUNG
                                        ----------------------------------------
                                             Name:  Brian D. Young
                                                  ------------------------------
                                             Title: Chairman
                                                   -----------------------------




Date: May 21, 1999                   EOS PARTNERS SBIC II, L.P.
                                     By: Eos SBIC General II, L.P., its general
                                     partner
                                     By: Eos SBIC II, Inc., its general partner


                                     By: /s/ BRIAN D. YOUNG
                                        ----------------------------------------
                                             Name:  Brian D. Young
                                                  ------------------------------
                                             Title: Chairman
                                                   -----------------------------

                               INDEX TO EXHIBITS




Exhibit No.         Description
-----------         -----------

Exhibit 1    - Joint Filing Agreement dated May 21, 1999 among Eos Partners,
               Eos SBIC and Eos SBIC II.*

Exhibit 4.1  - Registration Rights Agreement dated August 14, 1998 between
               Future Petroleum Corporation, Energy Capital Investment Company
               PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 4.2  - Second Amendment to Registration Rights Agreement dated May
               14, 1999 by and among Bargo Energy Company, a Texas corporation,
               Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a
               Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.*

Exhibit 4.3  - Second Amended and Restated Shareholders' Agreement dated
               May 14, 1999 by and among Bargo Energy Company, a Texas corporation, B. Carl Price, a Texas resident, Don Wm. Reynolds, a
               Texas resident, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a
               Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff,
               Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a
               Texas corporation, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a
               Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.*

Exhibit 10.1 - Stock Purchase Agreement dated May 14, 1999 by and among
               Energy Capital Investment Company PLC, an English investment company, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.*

     *         Filed herewith.

     **        Incorporated by reference to Exhibit 4.9 to Schedule 13D/A dated
               August 14, 1998, as filed regarding the common stock of Future
               Petroleum Corporation owned by Energy Capital Investment Company
               PLC, EnCap Equity 1994 Limited Partnership and EnCap Investments
               L.L.C.